Rasna Therapeutics, Inc.
420 Lexington Avenue, Suite 2525
New York, NY 10170

July 24, 2017

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-4720
Attention: Jim B. Rosenberg
Re:     Rasna Therapeutics, Inc.
Form 10-K for the Fiscal Year Ended June 30, 2016
Filed September 28, 2016
Form 10-Q for the Quarterly Period Ended September 30, 2016
Filed November 21, 2016
File No. 333-191083
Dear Mr. Rosenberg:

This letter sets forth the responses of Rasna Therapeutics, Inc., a Nevada corporation (the “Company” or “we”), to the comment letter received from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on July 17, 2017 concerning the Company’s annual report on Form 10-K for the fiscal year ended June 30, 2016 and Form 10-Q for the Quarterly Period Ended September 30, 2016 (collectively, the “Filings”).
Form 10-Q for the Quarterly Period Ended September 30, 2016
Notes to Condensed Consolidated Financial Statements
4. Acquisitions, page 10

1.
We have reviewed your response to our prior comment. Please confirm to us that you will revise your future filings to enhance your disclosure surrounding the nature and accounting for your rights to Prof. Falini’s NPM1 research and conclusions. These disclosures should include:

•
A better description of the asset acquired and what you are using it for. Since IPR&D by definition is in process and you have represented to us that the asset you acquired was complete and required no further work on your part, we do not believe IPR&D appropriately describes the asset; and

•	The alternative future uses of the asset as determined on the acquisition date to support capitalization.

We will enhance our disclosures in future filings, beginning with our June 30, 2017 10-Q, to include additional information to assist the reader in understanding the asset that was acquired with regards to

Prof. Falini’s NPM1 research, and the alternative future uses for that asset, while protecting the details that should remain proprietary for competitive purposes. In addition, the rights to Prof. Falini’s NPM1 research and conclusions (the “Asset”) will be disclosed as an indefinite lived intangible asset used in research and development rather than “IPR&D”, as previously disclosed.

Our disclosure for the June 30, 2017 10-Q will be enhanced to include the requested information as follows:
“On December 17, 2013 the Company’s shareholder, Panetta Partners Limited, transferred 5,000,000 of its shares in Arna Therapeutics Limited to Eurema Consulting S.r.l. and 5,000,000 shares in Arna Therapeutics Limited to TES Pharma S.r.l. In exchange for the shares, Panetta Partners Limited obtained intellectual property from TES Pharma S.r.l and Eurema Consulting S.r.l. The intellectual property acquired was an intangible asset comprised of research and conclusions reached regarding the effect of applying certain treatments to an individual gene by Prof. Falini (the “Platform Technology”). Panetta Partners Limited then assigned the Platform Technology to Arna Therapeutics Limited, which was accounted for as a capital contribution. The fair value of the shares exchanged for the Platform Technology was $0.13 per share, which was the per share value of a capital raise that occurred in the same quarter. Accordingly the Company valued the Platform Technology at $1.3 million.
At the time of the acquisition, the Company had reasonably expected to use the Platform Technology, in the asset’s then current state, in two independent research projects that had not commenced as of the date of the acquisition. The Company’s research projects applied the conclusions reached in the Platform Technology to develop treatments for AML through reformulation of certain available pharmaceuticals and independent development of a new pharmaceutical treatment. Both research projects were initiated shortly after the Platform Technology was acquired and continue through the date of the financial statements.
At the time of acquisition, and at present, no legal, regulatory, contractual, competitive, economic, or other factors were present that would constrain the useful life of the Asset to the Company. The agreement to purchase the Asset has no provisions that would limit the timeframe of use, legally, contractually or economically, and the Asset remains a competitive platform for results in the treatment of Acute Myeloid Leukemia and lymphoma. Specifically, the agreement irrevocably assigns all rights and title to the Asset, without limitation or contingencies. No limitations or alternative technology has emerged that would suggest obsolescence or a change in the competitive landscape for the Platform Technology as of the most recent reporting period. In addition, the Company has concluded that the useful life of the Platform Technology at the time of acquisition was beyond a foreseeable horizon, and therefore the asset is classified as an indefinite lived intangible asset.”

Sincerely,

/s/ Tiziano Lazzaretti

Tiziano Lazzaretti